                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

          Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.

                                     (HTO)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   448918102
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 7, 1998
            (Date of Event which requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


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                                  SCHEDULE 13D


CUSIP No. 448918102                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /   /
                                                                      (b) / X /


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /  /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           1,097,233 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               1,097,233 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     1,097,233 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /__/

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.19%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1            Security and Issuer
                  Common Stock
                  Hyperion 2005 Investment Grade Opportunity Term Trust, Inc. 1 Liberty Plaza
                  165 Broadway
                  36th Floor
                  New York,  New York 10006

ITEM 2            Identity and Background
                  a) Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM") George W. Karpus, President, Director, and controlling stockholder
                  JoAnn Van Degriff, Vice President and Director
                  Sophie Karpus, Director
                  b) 14 Tobey Village Office Park
                  Pittsford, New York 14534
                  c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).
                  d) None of George W. Karpus, JoAnn Van Degriff or Sophie Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                  e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  f) Each of the Principals is a United States citizen.
                  KIM is a New York corporation.

ITEM 3            Source and Amount of Funds or Other Considerations
                  KIM, an independent investment advisor, has accumulated 1,097,233 shares of HTO on behalf of accounts that are managed by KIM ("the Accounts" under limited powers of attorney, which represents 5.19% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4            Purpose of Transaction
                  KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of HTO fit the investment guidelines for various Accounts.


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ITEM 5            Interest in Securities of the Issuer
                  a) As of the date of this Report, KIM owns 1,097,233 shares which represent 5.19% of the outstanding shares. George W. Karpus owns 3,000 shares purchased on July 5, 1996 at a price of $7.125. KIM Profit Sharing Plan owns 1,500 shares purchased on July 22, 1997 at a price of $7.875.
                  b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
                  c) Open market purchases in the last 120 days for the Accounts.


                        PRICE PER                                PRICE PER
DATE         SHARES     SHARE             DATE        SHARES     SHARE
      1/5/98     31,000       8.5625           3/4/98      5,500          8.50
      1/5/98 3,00               8.50           3/4/98      1,100        8.4375
      1/9/98      1,100       8.4375           3/5/98     18,100        8.4375
      1/9/98     -5,000         8.50           3/6/98     10,500        8.4375
     1/12/98    -39,700        8.937          3/11/98     23,100        8.4375
     1/13/98    -60,300        8.937          3/12/98      3,000        8.4375
     1/13/98     -6,500         9.00          3/13/98      3,900        8.4375
     1/23/98     15,000         8.75          3/16/98      2,000        8.4375
     1/26/98      1,000         8.50          3/20/98      2,000        8.4375
     1/28/98     14,400         8.50          3/23/98      2,000        8.4375
     1/29/98      3,900         8.50          3/25/98      6,750        8.4375
     1/29/98      6,400       8.5625          3/27/98      2,000         8.375
     1/30/98       -700       8.5625          3/30/98       -925         8.375
     1/30/98      5,500        8.625          3/30/98      7,500         8.375
      2/2/98      6,165       8.5625          3/31/98      4,250         8.375
      2/6/98      4,500        8.625           4/1/98      4,600         8.375
     2/10/98      1,600        8.625           4/2/98      4,100         8.375
     2/12/98     17,350       8.5625           4/3/98      5,200         8.375
     2/13/98     14,700         8.50           4/6/98      2,900         8.375
     2/17/98     13,000         8.50           4/6/98      1,500        8.4375
     2/18/98     12,700         8.50           4/7/98      6,900         8.375
     2/18/98      1,000       8.5625           4/8/98      5,800         8.375
     2/19/98     10,200         8.50           4/9/98      2,400         8.375
     2/20/98        -75         8.50          4/13/98     11,200         8.375
     2/20/98      2,100         8.50          4/13/98     -2,000         8.375
     2/23/98      2,000       8.5625          4/14/98      7,100         8.375
     2/24/98      1,500       8.5625          4/15/98      2,400         8.375
     2/25/98        750       8.5625          4/16/98      1,100        8.4375
     2/25/98      7,000         8.50          4/17/98      1,000        8.4375
     2/25/98      9,900       8.4375          4/17/98     42,150         8.375
     2/26/98      3,200         8.50          4/20/98     13,450         8.375
     2/26/98      2,000       8.4375          4/21/98     20,667         8.375
     2/27/98        400       8.4375          4/22/98     11,800         8.375
      3/2/98      8,000         8.50          4/23/98     19,050         8.375
      3/2/98      3,000       8.4375          4/29/98      1,000         8.375
      3/3/98     11,100       8.4375


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         There have been no dispositions and no acquisition, other than by such open market purchases, during such period.


         The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
                  Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the HTO securities.

ITEM 7            Materials to be Filed as Exhibits
                  Not applicable

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Karpus Management, Inc.

May 7, 1998                                 By: /s/George W. Karpus, President
-----------                                     ------------------------------
    Date                                             Signature

                                                  George W. Karpus, President
                                                ------------------------------
                                                       Name /Title


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